                                   FORM 11-K





(Mark one)


          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993



                                       OR




          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___ to ___.




Commission file number #33-4333



                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                              Ryder System, Inc.
                             3600 N.W. 82 Avenue
                            Miami, Florida  33166

                         Independent Auditors' Report
                         ----------------------------


The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:


We have audited the accompanying statement of financial position with fund information of Ryder System, Inc. Employee Savings Plan B as of December 31, 1993, and the related statement of income and changes in plan equity with fund information for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and the changes in net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Investments and Schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of financial position with fund information and statement of income and changes in plan equity with fund information is presented for purposes of additional analysis rather than to present the financial position and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                       KPMG PEAT MARWICK
June 29, 1994

                   Ryder System, Inc. Employee Savings Plan B
            Statement of Financial Position, with Fund Information
                               December 31, 1993

     Assets                       Fund A         Fund B         Fund C       Fund D
                               ------------    ----------     ---------    ----------
Investments:
Fixed income investments,
 at cost                       $    161,607       157,464                      74,837
Group annuity insurance
 contracts, at contract value                  46,532,755
Pooled investment funds
 (cost, $51,037,453)                                          2,136,004    14,228,186
Securities of
 participating employer
 (cost, $18,671,027)             18,152,666
Other Securities
 (cost, $2,733,724)
Participant loans receivable
                               ------------    ----------     ---------    ----------
  Total investments              18,314,273    46,690,219     2,136,004    14,303,023

Dividends and interest
 receivable                             387       807,825         6,979        60,317
Contributions receivable                                              0
 and other                           79,520       302,177        21,620        70,106
Transfers from other plan            42,033       186,473        42,341       272,502
Interfund transfers
 receivable (payable)                34,518      (380,041)      (59,301)       (3,837)
                               ------------    ----------     ---------    ----------
   Total assets                $ 18,470,731    47,606,653     2,147,643    14,702,111
                               ============    ==========     =========    ==========
   Liabilities and Plan Equity
Other liabilities              $    271,238     1,494,691        42,151       191,065
Plan equity                      18,199,493    46,111,962     2,105,492    14,511,046
                               ------------   -----------    ----------   -----------
  Total liabilities
   and plan equity             $ 18,470,731    47,606,653     2,147,643    14,702,111
                               ============    ==========    ==========   ===========

Number of units                   7,963,512    29,907,092     1,162,904     4,157,225
                               ============    ==========    ==========   ===========
Plan equity per unit           $       2.29          1.54          1.81          3.49
                               ============    ==========    ==========   ===========


     Assets                         Fund E         Fund F        Fund G         Fund H      Loan Fund      Total
                                 ----------      ---------     ---------       ---------    ---------   ------------
Investments:
Fixed income investments,
 at cost                             85,942         60,150        26,100                                     566,100
Group annuity insurance
 contracts, at contract value                                                                             46,532,755
Pooled investment funds
 (cost, $51,037,453)             30,178,166      8,886,848     7,135,855                                  62,565,059
Securities of
 participating employer
 (cost, $18,671,027)                                                                                      18,152,666
Other Securities
 (cost, $2,733,724)                                                            2,593,783                   2,593,783
Participant loans receivable                                                                7,279,566      7,279,566
                               ------------    -----------   -----------     -----------  -----------   ------------
  Total investments              30,264,108      8,946,998     7,161,955       2,593,783    7,279,566    137,689,929
Dividends and interest
 receivable                       1,278,981      1,135,452        12,470                                   3,302,411
Contributions receivable
 and other                          150,419         43,479        31,565                       37,914        736,800
Transfers from other plan          (109,692)       (45,788)     (109,898)                                    277,971
Interfund transfers
 receivable (payable)                38,226         21,664       205,659         (42,209)     185,321              0
                               ------------    -----------   -----------     -----------  -----------   ------------
   Total assets                  31,622,042     10,101,805     7,301,751       2,551,574    7,502,801    142,007,111
                               ============    ===========   ===========     ===========  ===========   ============

   Liabilities and Plan Equity
Other liabilities                  1,589,418      1,241,342       153,820         35,631       29,999      5,049,355
Plan equity                       30,032,624      8,860,463     7,147,931      2,515,943    7,472,802    136,957,756
                                ------------    -----------   -----------    -----------  -----------  -------------
  Total liabilities
   and plan equity                31,622,042     10,101,805     7,301,751      2,551,574    7,502,801    142,007,111
                                ============    ===========   ===========    ===========  ===========  =============
Number of units                    5,885,285      5,031,216     4,251,264      1,280,825
                                ============    ===========   ===========     ===========
Plan equity per unit                    5.10           1.76          1.68           1.96

 See accompanying note to financial statements.

                   Ryder System, Inc. Employee Savings Plan B
    Statement of Income and Changes in Plan Equity, with Fund Information
                      For the Year Ended December 31, 1993

                                    Fund A        Fund B         Fund C        Fund D
                                -------------   -----------     ---------    ----------
 Net investment income:
   Dividends                      $   461,120                                 1,309,263
   Interest                             4,066     4,102,694        87,650         3,462
                                  -----------   -----------     ---------    ----------
    Net investment income             465,186     4,102,694        87,650     1,312,725

 Realized gains                       806,698                                    70,447

 Net change in unrealized
  appreciation/(depreciation)
  on investments                    1,374,522                                   412,264

 Contributions:
  Employer contributions              230,514       877,893        94,141       221,841
  Employee contributions            1,829,759     7,140,217       550,594     2,061,728
                                  -----------   -----------     ---------    ----------
     Total contributions            2,060,273     8,018,110       644,735     2,283,569

 Participant loan repayments          466,061     1,698,669       129,588       437,145

 Distributions and other             (762,260)   (2,905,166)     (154,904)     (643,819)

 Distribution to other Plan        (1,279,973)  (13,098,988)     (902,341)   (1,654,146)

 Plan Fees and Expenses               (38,574)      (84,828)       (8,487)      (26,823)

 Loans to participants               (641,183)   (1,911,788)     (199,888)     (388,003)

 Transferred from Plan A           20,647,725    49,771,601     2,887,754    13,031,525

 Equity Transfer to Fund H         (3,014,323)

 Interfund transfers               (1,884,659)      521,658      (378,615)     (323,838)
                                  -----------   -----------     ---------    ----------
   Net changes in plan equity      18,199,493    46,111,962     2,105,492    14,511,046

 Plan equity at beginning of
  period                                    0             0             0             0
                                  -----------   -----------     ---------    ----------
 Plan equity at end of
  period                          $18,199,493    46,111,962     2,105,492    14,511,046
                                  ===========   ===========     =========    ==========

                                     Fund E         Fund F       Fund G         Fund H       Loan Fund          Total
                                   ---------     ----------    ----------      ---------     ---------       -----------
 Net investment income:
   Dividends                       1,161,789        966,582       791,381                                      4,690,135
   Interest                            6,508          4,603         2,908                      472,546         4,684,437
                                  ----------     ----------    ----------      ---------    ----------       ------------
     Net investment income         1,168,297        971,185       794,289              0       472,546         9,374,572

 Realized gains                    1,109,774        615,749        51,622                                      2,654,290

 Net change in unrealized
  appreciation/(depreciaton)
   on investments                  3,015,777        343,876     1,090,373       (139,941)                      6,096,871

 Contributions:
   Employer contributions            505,875        187,029       131,122                                      2,248,415
   Employee contributions          4,614,359      1,780,814     1,210,112                                     19,187,583
                                  ----------     ----------    ----------      ---------    ----------       -----------
     Total contributions           5,120,234      1,967,843     1,341,234              0                      21,435,998

 Participant loan repayments         959,997        308,985       248,464                   (4,248,909)                0

 Distributions and other          (1,259,366)      (408,485)     (465,509)       (39,317)        8,044        (6,630,782)

 Distribution to other Plan       (4,735,903)    (4,167,222)   (2,590,927)      (214,737)   (1,782,944)      (30,427,181)

 Plan Fees and Expenses              (47,555)       (18,356)      (14,191)                                      (238,814)

 Loans to participants            (1,101,295)      (328,786)     (233,887)        (2,663)    4,807,493                 0

 Transferred from Plan A          26,577,146      7,967,404     5,656,267        (61,549)    8,214,929       134,692,802

 Equity Transfer to Fund H                                                     3,014,323                               0

 Interfund transfers                (774,482)     1,608,270     1,270,196        (40,173)        1,643                 0
                                  ----------     ----------    ----------      ---------    ----------       -----------
   Net changes in plan equity     30,032,624      8,860,463     7,147,931      2,515,943     7,472,802       136,957,756

 Plan equity at beginning of
  period                                    0             0             0              0             0                 0
                                  ----------     ----------    ----------      ---------    ----------       -----------
 Plan equity at end of
  period                          30,032,624      8,860,463     7,147,931      2,515,943     7,472,802       136,957,756
                                  ==========     ==========    ==========      =========    ==========       ===========

 See accompanying note to financial statements.

                  RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                         NOTE TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

a.   BASIS OF ACCOUNTING

     The financial statements of the Ryder System, Inc. Employee Savings
     Plan B (The "Plan") are prepared on the accrual basis of accounting. Plan assets, except for participant loan receivables and group annuity insurance contracts which are valued at contract value, are stated at market value (quoted market prices) as determined by the Plan's trustee. Purchases and sales of securities are recorded on a trade date basis.
     Cost is determined based on historical average cost.

b.   THE PLAN

     The following description of the Plan reflects all plan amendments through December 31, 1993, and is provided for general purposes only. As of January 1, 1993, the Ryder System, Inc. Employee Savings Plan B was established for active salaried employees and active employees, whether salaried or hourly, of the Aviation Services Division. Such employees and their participating account balances were transferred from the Ryder System, Inc. Employee Savings Plan A.

     Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     Participation in the Plan is voluntary. However, to participate in the Plan, an employee must meet certain eligibility requirements related to employment date, age and service hours. In general, non-salaried employees of the company and participating affiliates are eligible to participate in the Plan, however, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another company sponsored qualified savings plan will be excluded from participation in the Plan.

     The number of participants' accounts in each of the funds at December 31, 1993 was as follows:



                                  Fund A        -     2,485
                                  Fund B        -     3,235
                                  Fund C        -       593
                                  Fund D        -     1,991
                                  Fund E        -     2,990
                                  Fund F        -     1,511
                                  Fund G        -     1,248
                                  Fund H              2,451
                                  Loans         -     1,343

c.   PLAN INVESTMENT FUNDS

     The Plan's trustee, Bankers Trust Company, maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Earnings are allocated monthly based on units of investment.

     Investment Fund A ("Fund A") - Company Stock Fund: Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock.

     Investment Fund B ("Fund B") - Interest Income Fund: Fund B consists of funding accounts established by contracts with various insurance companies. Participants' accounts are credited with interest based on a pooling of the returns of the various funding accounts. Funding accounts generally continue for a period of two to five years after their inception. During 1993, the yield on open funding contracts ranged from 4.89% to 9.3%.

     Investment Fund C ("Fund C") - Ryder Money Market Fund: Fund C consists of a funding account established with the Ryder System Federal Credit Union.

     Investment Fund D ("Fund D") - Conservative Growth Fund: Fund D may normally be invested in a variety of common, preferred or capital stocks, but may include investments in bonds or securities convertible into common or capital stocks, similar types of equity investments and bonds. Since Plan inception, this fund has been invested solely in shares of the Lord, Abbett Affiliated Fund.

     Investment Fund E ("Fund E") - Aggressive Growth Fund: Fund E may be invested primarily in common or capital stocks, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock or debt securities. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund.

     Investment Fund F ("Fund F") - Mutual Series Fund: Fund F may be invested in securities issued by U.S. based companies that are selling below book value. Up to 50% of the fund's portfolio may consist of securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund may also engage in covered call option writing. The primary objective of the fund is capital appreciation and not necessarily the attainment of a balanced investment program. Since Plan inception, this fund has been invested solely in shares of the Mutual Series Fund, Inc., Qualified Income Fund.

     Investment Fund G ("Fund G") - Templeton World Fund: Fund G may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. The fund's investment objective is long-term capital growth. Since Plan inception, this fund has been invested solely in shares of the Templeton World Fund.

     Investment Fund H ("Fund H") - Aviall Common Stock Fund: Fund H is invested in Aviall, Inc. Common stock and is a frozen fund. Participants cannot contribute to nor transfer into that fund. Participants can transfer assets from Fund H to any other investment fund of the Plan. Monies remaining in that fund at December 31, 1995 will be liquidated and reinvested in Fund A.

d.   CONTRIBUTIONS

     Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $8,994, or c) such other amount as shall be determined by the Company's Retirement Committee from time to time. The Company matches 50% of the employee's annual contribution up to $200 or $400 per person based on certain requirements. Some eligible employees receive Company contributions that include $400 of basic contribution, plus 100% match to the first $300 of employee contribution and 50% match to the next $400 of employee contribution. Effective January 1, 1992, certain eligible employees do not receive a Company contribution. Participants are immediately 100% vested in the earnings of their individual contributions to the Plan and vest 25% per year in the Company contributions and the earnings attributable to such contributions. Upon participant's distribution, related, non-vested Company contributions are forfeited and are used to offset future Company contributions.

e.   DISTRIBUTIONS

     On termination of service, if a participant's account balance is greater than $3,500, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $3,500 receive automatic distributions.

f.   WITHDRAWALS

     A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship.
     The Plan Administrator must approve the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for tax purposes.

g.   DISTRIBUTIONS TO OTHER PLAN

     On December 7, 1993, the Company completed the spin-off of its Aviation Division, Aviall, Inc. ("Aviall"). Under the terms of the spin-off, the Company distributed to its holders of common stock one share of Aviall common stock for each four shares of Ryder System, Inc.
     common stock held. Participants in the Savings Plan who were invested in the Ryder System, Inc. common stock fund on this date received the equivalent of one share of Aviall common stock for each four shares of Ryder System, Inc. common stock held. As a result of the spin-off a new "Fund H" was created. The investment fund balances of Aviall employees in the Plan at December 7, 1993 were transferred to a newly established plan for employees of Aviall.

h.   PARTICIPANT LOANS

     Plan participants are able to request loans against their Plan account balances subject to certain limitations as to amount and repayment term. Loans accrue interest at a rate which is comparable to those of most major lending institutions and all principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

i.   TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

j.   FEDERAL INCOME TAX EFFECTS OF THE PLAN

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter was obtained on August 21, 1986 for the Ryder System, Inc. Employee Savings Plan A. Since the transfer of plan assets from the Ryder System, Inc. Employee Savings Plan A to the Ryder System, Inc. Employee Savings Plan B on January 1, 1993, the Company has not requested a tax determination letter for the Ryder System, Inc. Employee Savings Plan B. However, management believes the Plan is a qualified plan within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code and, accordingly, is exempt from Federal Income Tax.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

k.   PLAN FEES AND EXPENSES

     All commissions, brokerage fees and expenses incident to the income or assets of the trust, the purchase or sale of securities by the trustee and distribution to participants are paid by the Plan. Trustee and basic recordkeeping fees are paid by the Plan. All other expenses of the Plan are paid by the Company.

l.   NET REALIZED GAINS

     Net realized gains on investments covering the last year are as follows:

             AT DECEMBER 31, 1993:
                                                                              NET
                                AGGREGATE             AGGREGATE             REALIZED
                                PROCEEDS                COST                  GAIN
                             -------------            ----------          -----------
             Fund A          $   4,973,090             4,166,392              806,698
             Fund D              3,808,556             3,738,109               70,447
             Fund E              7,731,536             6,621,762            1,109,774
             Fund F              5,262,837             4,647,088              615,749
             Fund G              2,775,031             2,723,409               51,622
                              ------------            ----------            ---------
                             $  24,551,050            21,896,760            2,654,290
                              ============            ==========            =========

m. SUBSEQUENT EVENTS

   The change in net unrealized gains or losses arising in the various funds of the Plan after December 31, 1993 and prior to June 1, 1994 are as follows:

                            UNREALIZED                   UNREALIZED         NET CHANGE IN
                          GAINS/(LOSSES)                GAINS/(LOSSES)        UNREALIZED
                        AT DECEMBER 31, 1993           AT MAY 31, 1994      GAINS/(LOSSES)
                        --------------------           ----------------     --------------
   Fund A                   1,374,522                   (2,315,888)          (3,690,410)
   Fund B                           0                            0                    0
   Fund C                           0                            0                    0
   Fund D                     412,264                      527,294              115,030
   Fund E                   3,015,777                    8,164,299            5,148,522
   Fund F                     343,876                    1,298,128              954,252
   Fund G                   1,090,373                      681,127             (409,246)
   Fund H                    (139,941)                    (261,362)            (121,421)
   Loan Fund                        0                            0                    0

                  Ryder System, Inc. Employee Savings Plan B          Schedule 1
                           Schedule of Investments


                                   Number of
                                 Shares, Units                                          Unrealized
                                 or Principal                              Market      Appreciation
                                    Amounts               Cost             Value      (Depreciation)
                                 -------------      -------------      -----------     -------------

 At December 31, 1993:
 Directed Account Short-Term
   Investment Fund                    566,100       $     566,100          566,100

 Fund A                               682,525          18,671,027       18,152,666        (518,361)
 Fund B                            46,532,755          46,532,755       46,532,755
 Fund C                             2,136,004           2,136,004        2,136,004
 Fund D                             1,333,476          13,467,794       14,228,186         760,392
 Fund E                             2,516,944          20,843,969       30,178,166       9,334,197
 Fund F                               329,142           7,907,041        8,886,848         979,807
 Fund G                               454,223           6,682,646        7,135,855         453,209
 Fund H                               170,084           2,733,724        2,593,783        (139,941)
 Loan Fund                                              7,279,566        7,279,566
                                                    -------------     ------------      ----------
                                                    $ 126,820,625      137,689,929     $10,869,304
                                                    -------------     ------------     -----------


 At January 1, 1993:

 Directed Account Short-Term
   Investment Fund                    734,069       $     734,069          734,069

 Fund A                               731,655          22,013,400       20,120,518      (1,892,883)
 Fund B                            48,331,769          48,331,769       48,331,769
 Fund C                             2,956,896           2,956,896        2,956,896
 Fund D                             1,208,584          12,064,031       12,412,159         348,128
 Fund E                             2,410,327          19,038,221       25,356,641       6,318,420
 Fund F                               261,934           5,763,099        6,399,030         635,931
 Fund G                               394,617           5,790,857        5,153,693        (637,164)
 Loan Fund                                              6,790,775        6,790,775
                                                     ------------     ------------      ----------
                                                    $ 123,483,117      128,255,550       4,772,433
                                                     ------------     ------------      ----------


 Net appreciation included in
   statement of income and
   changes in plan equity                                                              $ 6,096,871
                                                                                        ==========

                                                                   Schedule II

                  Ryder System, Inc. Employee Savings Plan B
                     Schedule of Reportable Transactions
                     For the Year Ended December 31, 1993




                                                              Market
                                             Proceeds         Value
                                             --------         ------

Employee contributions to
  Fund B: Interest Income Fund               $7,140,217

Transfer of assets from Plan A
   (see note to financial statements 1(b))                  $134,692,802

Transfer of assets to Aviall, Inc.
   (see note to financial statements 1(g))                    30,427,181


                         Independent Auditors' Consent




The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:


We consent to incorporation by reference in the Registration Statement
(No. 33-4333) on Form S-8 of Ryder System, Inc. covering the Ryder System, Inc. Employee Savings Plan B, of our report dated June 29, 1994, relating to the statement of financial position with fund information of the Ryder System, Inc. Employee Savings Plan B as of December 31, 1993 and the related statement of income and changes in plan equity with fund information for the year ended December 31, 1993 and related schedule of investments as of December 31, 1993 and schedule of reportable transactions for the year ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of the Ryder System, Inc. Employee Savings Plan B filed by Ryder System, Inc.


                                               KPMG PEAT MARWICK


June 29, 1994

                             REQUIRED INFORMATION

Financial Statements

         Independent Auditors' Report
         Statements of Financial Position with Fund Information as of
            December 31, 1993
         Statement of Income & Changes in Plan Equity with Fund Information for the year ending December 31, 1993
         Notes to Financial Statements

Exhibits

         Schedule I - Schedule of Investments
            as of December 1993
         Schedule II - Schedule of Reportable Transactions
         Independent Auditors' Consent





                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B



Date:  June 29, 1994                By: /s/ C. ROBERT CAMPBELL
                                        -------------------------------
                                        C. Robert Campbell
                                        Chairman, Ryder System, Inc.
                                        Employee Savings Plan Committee
                                        Executive Vice President,
                                        Human Resources and Administration
                                        Ryder System, Inc.